MARBAN WEST EXTENSION DRILLING RETURNS UP TO
78.90 G/T GOLD OVER 3.0 METRES

Val-d’Or, Quebec, August 12, 2008: NioGold Mining Corporation (TSX-V:NOX) (Frankfurt: NG1) (“NioGold”) reports on the 2008 diamond drilling program on the Marban Block property located in the Malartic Gold Camp, Abitibi region, Quebec, where the Company has drilled 47 holes (16,370 metres) to date on the promising Marban West Extension target and Wedge Zone.

Initial testing of the West Extension target was completed at 100-metre drill section spacing up to 600 metres west of the former Marban Mine shaft, covering lines 100W to 600W. Assay results were received for 6 holes drilled on lines 400W and 500W. The holes returned significant gold mineralised intervals that include:

•	MB-08-042:	78.90 g/t Au over 3.0 metres (metallic sieve method)
(363.07 g/t Au over 3.0 metres from fire assay / gravimetric finish).
•	MB-08-043:	21.60 g/t Au over 1.1 metre;
10.70 g/t Au over 2.2 metres.
•	MB-08-044:	11.00 g/t Au over 1.1 metre;
9.28 g/t Au over 1.2 metre;
6.29 g/t Au over 6.0 metres, including 25.9 g/t Au over 1.0 metre.
•	MB-08-046:	4.18 g/t Au over 3.6 metres.
•	MB-08-047:	6.48 g/t Au over 1.1 metre.
•	MB-08-048 :	5.98 g/t Au over 1.0 metre.

The Company is very pleased with the results that confirm the presence of an important gold mineralised system over the West Extension target area with the potential for high-grade ore shoots (also see News Releases dated April 1, 2008 and May 13, 2008). In-fill drilling at 50-metre drill hole spacing is in progress in order to establish continuity to several recognised gold-bearing structures.

Best results received to date on the Marban West Extension target are tabled on the following page. Reported intervals are in core lengths but are inferred to be close to true width as the holes were drilled perpendicular to the general structural trend. Readers are invited to review the Marban drilling surface plan and schematic cross-section available at www.niogold.com/marban.

MARBAN WEST EXTENSION TARGET - DRILLING RESULTS

Hole #	Line (m)	Station (m)	Az	Dip	Depth (m)	Zone / Unit	From (m)	To (m)	Core Length m	Grade (g/t Au)
MB-08-037	1+00 W	0+00 N	180°	-45°	249.0	MS	135.4	137.7	2.3	9.45
						FWZ	169.7	190.1	20.4	0.69
						including	183.7	184.8	1.1	5.55
MB-08-038	1+00 W	1+50 N	180°	-45°	368.0	MS	228.6	229.5	0.9	6.17
						MS	262.4	267.7	5.3	1.57
						FWZ	280.4	348.2	67.8	0.88
						including	293.3	297.3	4.0	7.63
						including	332.2	333.2	1.0	4.54
MB-08-039	1+00 W	1+50 N	180°	-63°	435.0	MS	76.0	77.2	1.2	4.02
						MS	237.8	256.6	18.8	1.48
						including	249.4	252.2	2.8	5.66
						FWZ	302.8	372.5	69.7	0.94
						including	345.9	347.0	1.1	23.40
MB-08-040	1+00 W	3+00 N	180°	-58°	558.0	HWZ	265.4	266.5	1.1	4.77
						MZ	352.6	353.8	1.2	5.22
MB-08-032	2+00 W	1+50 N	180°	-53°	383.0	MS	167.4	168.6	1.2	4.12
						FWZ	280.0	316.2	36.2	0.54
						including	291.0	297.0	6.0	1.13
MB-08-033	2+00 W	3+50 N	180°	-67°	501.0	NSA
MB-08-034	3+00 W	0+00 N	180°	-45°	255.0	MS	106.2	111.3	5.1	1.45
						FWZ	200.0	203.4	3.4	1.93
MB-08-035	3+00 W	2+00 N	180°	-45°	459.0	MS	205.9	208.9	3.0	3.36
						MZ or FWZ	232.2	248.9	16.7	3.83
						including	235.0	242.0	7.0	6.46
						including	246.8	248.0	1.2	9.19
						MS	270.7	290.7	20.0	0.89
						including	285.6	288.4	2.8	3.51
						FWZ	306.3	307.4	1.1	7.16
MB-08-036	3+00 W	3+50 N	180°	-50°	459.0	HWZ	206.1	209.8	3.1	1.38
						MS	294.2	297.5	3.3	2.58
						MS	325.6	326.7	1.1	7.45
MB-08-042	4+00 W	0+25 S	180°	-50°	335.0	FWZ	64.9	67.9	3.0	78.90
						FWUM	118.4	126.9	8.5	0.67
MB-08-043	4+00 W	2+35 N	180°	-50°	438.0	FWZ	216.3	217.4	1.1	21.60
						FWUM	253.5	255.7	2.2	10.70
MB-08-044	4+00 W	1+05 N	180°	-50°	342.0	MS	66.6	67.7	1.1	11.00
						MS	88.4	89.6	1.2	9.28
						FWZ	149.9	166.0	16.1	2.84
						including	154.9	160.9	6.0	6.29
						including	159.9	160.9	1.0	25.90
MB-08-045	4+00 W	3+75 N	180°	-50°	471.0	results pending
MB-08-046	5+00 W	1+00 N	180°	-50°	228.0	FWUM	137.2	140.8	3.6	4.18
MB-08-047	5+00 W	2+10 N	180°	-50°	249.0	FWZ	150.9	152.0	1.1	6.48
MB-08-048	5+00 W	3+60 N	180°	-50°	291.0	FWUM	237.5	238.5	1.0	5.98

Note: Mineralisation within the Marban Mine area is divided into several recognised structural zones or units; MS=Mine Sequence (undetermined zone), MZ=Mine Zone, HWZ=Hangingwall Zone, HWUM=Hangingwall Ultramafic Units, FWZ=Footwall Zone, FWUM=Footwall Ultramafics Units, GD=Granodiorite, UW= Upper Wedge, LW= Lower Wedge, WZ= Wedge Zone.

Quality Assurance / Quality Control and Qualified Persons

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes for the mineralised zones. The core was delivered by the drilling contractor to NioGold’s facilities located at the Norlartic Mine site. The core was photographed for reference, logged and mineralised sections were sawed in half. Sample lengths vary between 0.5 to 1.5 metres. Half core samples were bagged, sealed and trucked to Activation Laboratories Limited (“Actlabs”) in Ancaster, Ontario, an accredited laboratory. The remaining core is stored on site for reference. Samples were assayed by the fire-assay method using an atomic absorption finish on a 50- gram pulp split.

A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results. The QA/QC program includes the insertion of standards, blanks and duplicates in the sample batches sent to the laboratory and a systematic re-assaying of samples returning values above 2 g/t Au. As well, 5% of the pulps are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

This news release was prepared by Rock Lefrançois, P.Geo. (OGQ), the Company’s Vice- President and Qualified Person as defined by National Instrument 43-101. The drilling is being conducted under the supervision of Yan Ducharme, M.Sc., P.Geo. (OGQ), also a Qualified Person as defined by National Instrument 43-101.

NioGold Mining Corporation — « The Golden Highway Runs Through NioGold »

NioGold Mining Corporation is a junior exploration company primarily focused on GOLD. The Company’s main properties are the Camflo West and the Marban Block located in the Malartic and Val-d’Or Mining Camps, Abitibi, Quebec. The camps have produced over 27 million ounces of gold and presently encompass several active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Kiena (Wesdome), Midway (Northern Star Mining), Goldex (Agnico-Eagle) and Lac Herbin (Alexis Minerals). The Marban Block encompasses three former gold producers, namely the Norlartic, Kierens (First Canadian), and Marban mines that collectively produced over 590,000 ounces of gold.

NioGold’s experienced and qualified technical team will ensure the successful advancement of the Company’s projects towards the highest quality mineral resources. NioGold invites you to visit the company website at www.niogold.com. For information on NioGold Mining Corporation contact:

Michael A. Iverson, President & CEO Rock Lefrançois, P.Geo., Vice-President

miverson(a)niogold.com

rocklefrancois(a)niogold.com

Tel: (604) 856-9887 Tel: (819) 825-7400

This Press Release includes forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. The TSX Venture Exchange or the Frankfurt Stock Exchange did not approve nor do not accept responsibility for the adequacy or accuracy of this news release.